

July 20, 2010

*By U.S. Mail and facsimile to* 011-86-10-85189797

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re:** **NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your response letter dated June 28, 2010 and have the following comments. As noted in our comment letter dated March 19, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K/A dated March 31, 2010, filed May 14, 2010

1. We note your response to prior comment 11. As previously stated, you disclose a valuation of the assets sold to Ms. Wang in the amount of $5,391,255 was '[b]ased on a third party valuation report of the assets prepared as of March 31, 2010.' While you are not required to make reference to this independent valuation here, when you do, you should also disclose the name of the expert. If you decide to delete your reference to the independent third party valuation, you should provide disclosures including the method and the assumptions used by management when determining the valuation. Please revise.

2. We note your response to prior comment 13. As previously requested, please provide us your proposed journal entries for the transaction. Further, please advise us when this transaction will be recorded since you have not yet received

consideration for the assets you propose to surrender and the assets were not transferred as of the effective date of the agreement on March 31, 2010.

3.  Please tell us what consideration you gave to recording the distribution of assets to Ms. Wang as a nonreciprocal transfer with an owner as set forth in FASB ASC 845-10-30-10.

4.  You state in your response to prior comment 13 that you will record the acquisition of assets based on the net fair values of the net assets held for sale. We note the net assets to be surrendered currently have a book value of approximately $2.1 million and you disclosed in your Form 10-Q that a third party valuation report has determined the value of those assets to be $5.4 million. It is not evident to us that the fair value of the assets to be surrendered could total $5.4 million considering, for example, $2.6 million of receivables due to the company are over one year past due as you indicate in your response to prior comments 19 and 20. Please provide us a copy of the third party valuation report. We may have further comment.

Form 10-Q for the period ended March 31, 2010

5.  We note your response to prior comment 15 that the assets transferred to Hua Hui were recorded back at historical cost and adjusted based on an impairment evaluation that determined the fair value to be $1,581,984 for the subsidiaries and $488,421 was determined by the company to be the fair value of the other assets and liabilities. Please provide us a copy of the appraiser's valuation report. It is not clear how the fair value of the net assets held for sale could be $5.4 million as determined in the transaction with Ms. Wang when the same assets were determined to have a fair value of $2.1 million when the net assets were recorded back after the termination of the agreement with Hua Hui.

6.  Please expand your disclosure, consistent with your response, to disclose that the losses from operations of the assets held for sale were not recorded because they were determined to be immaterial. If the losses not recorded were from the date transferred on August 1, 2009 to October 1, 2009, please disclose that fact or otherwise specify the time period.

7.  You state in your response to prior comment 16 that there is no large write-down of the assets to fair value during the three-month period ended March 31, 2010 however your consolidated statements of operations and comprehensive loss show an impairment loss of assets held for sale of $5,670,506. Further in your response to prior comment 15 you state the impairment loss was $5,670,506. Please explain.

8.      Please provide us a reconciliation of the activity in your stockholders' equity accounts for the interim period for additional paid-in capital and the accumulated deficit from September 30, 2009 through March 31, 2010.

9.      We note your responses to prior comments 19 and 20.  The accounts receivable, other receivables and receivable from former director have all been outstanding for over one year and longer.  Please tell us how much cash has been collected on these receivables since March 31, 2010 identifying the receivable and related amount collected.  Further, please provide us your basis for the carrying amount at March 31, 2010.  Please refer to FASB ASC 310-10-35.

10.     We note your response to prior comment 23 that the effective date of the transaction was March 31, 2010.  As previously requested, please explain to us why you continue to reflect the assets and liabilities transferred as of March 31, 2010.  If the Transferred Assets will not be sold to Ms. Wang and actually transferred until such time as you receive the stated consideration from her, or some other date, please revise your disclosure throughout your filing to clarify this fact.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

                                                Sincerely,


                                                Andrew Mew
                                                Accounting Branch Chief


cc:     Mr. Daniel H. Luciano, Esq.
        via facsimile to 847-556-1456